Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation

    and its subsidiaries

	Quarter ended			Six months ended
(dollar amounts in millions)	June 30, 2006	March 31, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Income from continuing operations before provision for income taxes	$326	$299	$296	$625	$762
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases and amortization of debt issuance costs	117	99	84	216	159
Total earnings (as defined), excluding interest on deposits	443	398	380	841	921
Interest on deposits	134	121	85	255	152
Total earnings (as defined)	$577	$519	$465	$1,096	$1,073
Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	3.79	4.02	4.55	3.89	5.80
Including interest on deposits	2.29	2.36	2.76	2.32	3.45